NEWS RELEASE	ELD No. 14-01
TSX: ELD NYSE:	EGO January 16, 2014

2013 Gold Production Increases by 10 percent while Cash Costs Remain Flat

Further Production Increase Forecast in 2014

(All figures in United States dollars, unless otherwise noted)

Vancouver, British Columbia – Paul N. Wright, Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”), is pleased to announce Eldorado’s 2013 operating results and to provide operating guidance for 2014.

Highlights

  Gold production for the year of 721,201 ounces represents a 10% increase over 2012 with average cash costs of $494/oz. which compares favorably with mid-point guidance of $520/oz. for the year and the 2012 costs of $483/oz.

  Forecast gold production for 2014 will grow an additional 6% to between 730,000-800,000 ounces at a cash cost ranging between $550-590/oz.

  Sustaining capital for gold mining operations in 2014 is estimated to be $170 million, with planned expenditures for new mining development totaling $345 million inclusive of $215 million allocated for the continued construction of the Skouries project. Exploration expenditure for the year is planned at $45 million of which approximately $25 million will be expensed.

  Forecast all in sustaining costs for 2014 are expected to be $915-985/oz. Depreciation, depletion and amortization expense is expected to be approximately $225/oz of gold sold, subject to the Company completing its year end 2013 reserve and resource calculations. The Company continues to maintain a strong balance sheet with a year-end cash balance of $623 million including term deposits and an undrawn credit facility of $375 million.

“The Company continues its disciplined approach towards increasing low cost profitable production, growing its reserve base and the responsible deployment of its financial resources” commented Paul N. Wright, Chief Executive Officer.

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2013 Operating Results

Table 1 provides a production summary and the contribution of the individual mines.

Table 1

	2013 Q4	2013
Realized Gold Price ($/oz)	1,272	1,408
Gold Sold (oz)	160,372	725,095
Gold Produced (oz)[1]	168,842	721,201
Cash Cost ($/oz)	524	494

Kisladag
Gold Sold (oz)	74,217	306,176
Gold Produced (oz)	74,464	306,182
Tonnes to Pad	3,612,589	13,165,895
Grade (g/t)	0.72	1.12
Cash cost ($/oz)	367	338

Jinfeng
Gold Sold (oz)	32,401	123,289
Gold Produced (oz)	32,403	123,246
Tonnes Milled	360,142	1,412,548
Grade (g/t)	3.51	3.24
Cash cost ($/oz)	719	736

Tanjianshan
Gold Sold (oz)	19,127	101,451
Gold Produced (oz)	19,127	101,451
Tonnes Milled	258,527	1,064,058
Grade (g/t)	3.25	3.47
Cash cost ($/oz)	454	414

White Mountain
Gold Sold (oz)	15,396	73,060
Gold Produced (oz)	15,396	73,060
Tonnes Milled	198,841	810,389
Grade (g/t)	3.23	3.39
Cash cost ($/oz)	748	705

Efemcukuru
Gold Sold (oz)	19,231	121,119
Gold Produced (oz)	21,235	90,818
Tonnes Milled	111,644	413,513
Grade (g/t)	9.13	8.87
Cash cost ($/oz)	696	580

Olympias
Gold Sold (oz)	-	-
Gold Produced (oz) [2]	6,217	26,444
Tonnes Milled	161,461	552,557
Grade (g/t) Cash cost ($/oz)	2.78 n/a	3.32 n/a

		2013 Q4
		Tonnes Sold	Tonnes Produced	Cash Cost ($/tonne)
Stratoni	Lead Zinc concentrate	16,688	16,706	701
Vila Nova	Iron Ore	131,883	172,401	59

[1] Includes pre-commercial production
2 All pre-commercial production

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Dividend

The Company is declaring that it will pay an eligible dividend of CDN $0.01 per common share on February 14, 2014 to the holders of the Company’s outstanding shares as of close of business on the record date of January 31, 2014. The total amount represents approximately $25 per ounce of gold sold by Eldorado in the second half of 2013.

2014 Guidance

In 2014 Eldorado will produce gold from six mines, iron ore from Vila Nova; and lead, zinc and silver in concentrates from Stratoni.

Mine	Country	Gold Production (oz)	Cash Cost ($/oz)	Capital Expenditure ($M)
Kisladag	Turkey	300,000 – 335,000	470 – 485	70.0
Efemcukuru	Turkey	90,000 – 100,000	575 – 590	20.0
Jinfeng	China	145,000 – 155,000	650 – 670	35.0
Tanjianshan	China	95,000 – 100,000	450 – 465	20.0
White Mountain	China	70,000 – 75,000	685 – 715	25.0
Olympias	Greece	30,000 – 35,000	975 – 1050	-
		730,000 – 800,000	550 – 590	170.0

Mine	Country	Iron Ore Production (t)	Cash Cost ($/t)	Capital Expenditure ($M)
Vila Nova	Brazil	600,000	60 – 65	3.0

Mine	Country	Lead Zinc Concentrate (t)	Cash Cost ($/t)	Capital Expenditure ($M)
Stratoni	Greece	56,900	700 – 760	5.0

Principal assumptions used in the preparation of guidance for 2014 include:

Gold Price             $1,200/oz             CAD vs USD 1.04

Iron Ore Price        $80/ tonne            RMB vs USD 6.10

Silver Price            $22/oz                 REAL vs USD 2.10

Lead Price             $2,200/tonne        USD vs EUR 1.25

Zinc Price              $1,900/tonne        TRL vs USD 2.00

Operating Mines

Kisladag, Turkey

In 2014 Kisladag will place 17.7 million tonnes of ore on the leach pad at a grade of 0.96 g/t Au, including 5.1 million tonnes of run of mine (ROM) ore. The strip ratio for the year is estimated to be 1.90:1, exclusive of capitalized waste. Capital expenditures for the year will be $70M, mainly on construction projects, waste stripping, and leach pad expansion. The increase in cash costs for 2014, versus 2013, is mainly due to an increase in the amount of waste expensed in 2014 as the pit approaches the bottom of a mining phase.

Efemcukuru, Turkey

Efemcukuru will mine and process 434,000 tonnes of ore at a grade of 8.2 g/t Au. Contracts are currently in place to sell all of the concentrate produced in 2014 to third parties. Capital expenditures for 2014 will be approximately $20M, mainly for underground development, mining equipment, and expansion of the waste rock and tailings facilities.

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Jinfeng, China

In 2014 Jinfeng will process 1.5 million tonnes of ore at a grade of 3.86 g/t Au. Ore will be sourced from both underground (670,000 tonnes) and open pit (820,000 tonnes). Capital costs are estimated at $35M. Major capital items are underground development, underground mining equipment, and a tailings dam expansion.

Tanjianshan, China

Tanjianshan will process 1.1 million tonnes at a grade of 3.45 g/t in 2014. The bulk of the mill feed comes from existing stockpiles as the JLG pit goes into a pushback phase. Capital spending is budgeted at $20M, mainly for capitalized waste and a tailings dam lift.

White Mountain, China

In 2014 White Mountain will process 830,000 tonnes of ore at a grade of 3.4 g/t Au. Capital costs will be approximately $25M, mostly for mine development and underground equipment.

Stratoni, Greece

In 2014 Stratoni will process 215,000 tonnes of ore at grades of 6.6% Pb, 9.9% Zn, and 178 Ag g/t. Capital costs are estimated to be $5M.

Olympias, Greece

During 2014 at Olympias we will continue processing tailings as part of the environmental cleanup mandated by the EIS, as well as focusing on the underground development and infrastructure needed to commence Phase II production (ore from the underground mine at 400,000 tonnes per annum).

The mill at Olympias will process 760,000 tonnes of tailings at a grade of 3.1 g/t. Concentrate produced by this retreatment will be sold to third parties. Project capital spending at Olympias in 2014 is approximately $60M and will be spent on continuing underground development to access the ore body as well as mining equipment, infrastructure, and the decline linking the Stratoni Valley and Olympias underground.

Development Projects

Skouries, Greece

The Skouries project will continue in full development mode during 2014, with metal production slated for mid-2016. Capital costs for 2014 will be approximately $215M. A total capital of $41M was spent in 2013.

Perama Hill, Greece

The final approval of the Perama Hill EIA was not granted during 2013 as previously anticipated. Local elections will take place in Greece mid-year, and it is not expected that the approval will be granted prior to that time. As a result, capital spending has been reduced to $25M, which assumes a late 2014 start to construction. Capital expenditures at Perama Hill in 2013 were $8M.

Certej, Romania

During the first quarter of 2014 we expect to release an updated reserve statement for the Certej project, in conjunction with an updated prefeasibility study which draws on metallurgical, geotechnical, and geologic data gathered during 2013. Capital costs for Certej in 2014 will be approximately $35M, which will allow for the completion of land acquisition, preparation of a feasibility study, and various site infrastructure projects. Capital spending in 2013 was $13M.

Tocantinzinho, Brazil

In the first quarter of 2014, an updated economic study of the Tocantinzinho project based on an optimized development plan will be completed. 2014 capital is estimated at $10M, a total of $4M was spent in 2013.

Eastern Dragon, China

The Eastern Dragon project remains on care and maintenance pending receipt of the permits needed to move the project forward.

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Exploration Guidance 2014

In response to lower metal prices, Eldorado has reduced its 2014 exploration budget to $45M. Greece accounts for the largest share of exploration spending $12M, followed by China $9M, and Brazil, Romania, and Turkey at approximately $5M each.

Corporate Announcements

On December 12, 2013, the Board of Directors of the Company repealed and replaced By-Law No. 1 with New By-law No. 1 (the “New By-law”) to include provisions to address notice and access, direct registration and advance notice for director nominations.

The New By-law is in full force and effect as of December 12, 2013 and is subject to ratification and confirmation by the shareholders at its next annual meeting of shareholders. If the New By-law does not receive shareholder approval by ordinary resolution, it will cease to be in effect.

A full text of the New By-Law is available via SEDAR at www.sedar.com, on our website at www.eldoradogold.com or upon request by contacting the Company as set forth below.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil, Greece, and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

Eldorado Gold Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX: ELD) and on the New York Stock Exchange (NYSE: EGO).

ON BEHALF OF THE BOARD OF DIRECTORS OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to the Company’s Operating Results and Guidance and the payment of dividends.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28, 2013.

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There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Nancy Woo VP Investor Relations, Eldorado Gold Corporation

Phone: 604 601 6650

Email: nancyw@eldoradogold.com

Request information packages: laurelw@eldoradogold.com

Website: www.eldoradogold.com